EXHIBIT 99.1

Westport Fuel Systems Reports Second Quarter 2021 Financial Results

VANCOUVER, British Columbia, Aug. 05, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“WFS") (TSX:WPRT / Nasdaq:WPRT) reported financial results for the second quarter ended June 30, 2021, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

SECOND QUARTER 2021 HIGHLIGHTS

  Record revenue of $84.7 million, up 135% compared to the same period in 2020 and a sequential increase of 11% compared to Q1 2021, due to the continued recovery of sales volumes in our independent aftermarket ("IAM") and light-duty original equipment manufacturer ("OEM") businesses as well as continued growth in our heavy-duty OEM business.
  Acquisition of Stako sp. z.o.o ("Stako") closed May 30, 2021 to further support the energy transition to cleaner fuels, for a total purchase price of $7.1 million, with a gain on the purchase of $5.9 million recorded in the second quarter 2021.
  Net income of $17.2 million and net income per share of $0.11 mainly due to the gain from the acquisition of Stako, increased gross margin, higher income from Cummins Westport Inc. joint venture ("CWI"), a $2.3 million foreign exchange gain and an $8.9 million tax recovery recognized for a COVID-19 tax relief ruling from the government of Italy during the quarter.
  Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") of $6.2 million.
  Marketed public offering completed June 8, 2021, raising gross proceeds of $115.1 million, to be used primarily to expand and automate production capacity of our high-pressure direct injection (“HPDI”) products to meet growing customer demand, and to fund additional development activities.
  Announced a collaboration with Tupy and AVL List GmbH to develop a highly efficient hydrogen internal combustion engine for heavy goods transportation.

"The second quarter of 2021 was another record revenue quarter for Westport Fuel Systems. We saw a substantial recovery in our independent aftermarket and light-duty OEM businesses relative to the same period last year. This is despite the ongoing challenges of the global semiconductor shortage currently affecting the automotive industry. Fleet operators continue to advance carbon-reduction commitments through the purchase of HPDI 2.0 equipped trucks fueled with renewable gas. In doing so, they continue to realize operating cost savings from a product capable of meeting fleets' most demanding performance requirements.

The outlook for our business is strong, underpinned by strong regulatory tailwinds and continued growth of LNG infrastructure in Europe, with further growth and recognition of bio–LNG as a clean, affordable fuel. In China, support for expanding the adoption of natural gas transportation solutions continues, evidenced in the government’s five-year plan published earlier this year.

Development work on our hydrogen HPDI solution is advancing. Hydrogen with HPDI is expected to offer game-changing advantages for OEMs and suppliers, allowing them to leverage existing supply chains and engine production capabilities, while reducing the concerns of supplying and recycling precious and rare earth metals. The need for cleaner transportation solutions has never been more pressing, and our gaseous fuel solutions save our customers money while reducing their carbon footprint.”

David M. Johnson, Chief Executive Officer

2Q21 Continuing Operations

CONSOLIDATED RESULTS
($ in millions, except per share amounts)			Over / (Under) %			Over / (Under) %
	2Q21	2Q20		1H21	1H20
Revenues	$84.7	$36.0	135%	$161.1	$103.2	56%
Gross Margin(2)	15.7	12.2	29%	28.7	16.5	74%
Gross Margin %	19%	34%	—	18%	16%	—
Operating Expenses	19.4	10.5	86%	40.6	34.6	17%
Income from Investments Accounted for by the Equity Method(1)	8.1	4.1	95%	14.6	9.5	54%
Net Income (Loss)	$17.2	$3.0	475%	$14.1	$(12.3)	454%
Net Income (Loss) per Share	$0.11	$0.02	448%	$0.09	$(0.09)	(100)%
EBITDA(3)	$13.9	$9.2	51%	$15.8	$(1.9)	(932)%
Adjusted EBITDA(3)	$6.2	$6.2	—%	$8.9	$2.6	242%

(1) This includes income primarily from our Cummins Westport Inc. ("CWI") and Minda Westport Technologies Limited joint ventures.

(2) Includes a $7.7 million insurance recovery in 2Q20 and a net $2.3 million charge in 1H20 for field service campaign concerning a Pressure Relief Device.

(3) EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Revenues in 2Q21 increased 135% to $84.7 million in the three months ended June 30, 2021, resulting from the recovery from the impact of COVID-19 across all of our businesses.

WFS reported a net income of $17.2 million for the quarter ended June 30, 2021, compared to net income of $3.0 million for the same quarter last year. The $14.2 million increase in earnings was driven primarily from higher sales volumes in the current period, $3.7 million increased in earnings from CWI, a $5.9 million purchase gain recorded in the connection with the acquisition of Stako, an $8.9 million tax recovery recognized for a COVID-19 tax relief ruling from the government of Italy. After the completion of the marketed public offering on June 8, 2021, cash and cash equivalents increased by $101.0 million to $160.7 million as of June 30, 2021, compared to $59.7 million as of March 31, 2021.

WFS generated $6.2 million Adjusted EBITDA during 2Q21 compared to $6.2 million. Adjusted EBITDA for the same period in 2020. The Adjusted EBITDA in the second quarter of 2020 included a $7.7 million insurance recovery. Adjusted EBITDA increased by $7.7 million mainly due to higher sales as we continue to recover from the impact of COVID-19 and our business continues to grow as we serve global markets with clean, affordable solutions.

Segment Information

SEGMENT RESULTS	Three months ended June 30, 2021
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$53.1	$(3.4)	$2.0	$0.1
IAM	31.6	1.1	1.6	—
Corporate	—	(1.4)	0.1	8.0
CWI - 50%	45.1	8.9	—	—
Total segment	129.8	5.2	3.7	8.1
Less: CWI - 50%	(45.1)	(8.9)	—	—
Total Consolidated	$84.7	$(3.7)	$3.7	$8.1

SEGMENT RESULTS	Three months ended June 30, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$19.1	$1.1	$2.1	$(0.1)
IAM	16.9	(1.2)	1.2	—
Corporate	—	1.8	0.1	4.2
CWI - 50%	33.2	5.3	—	—
Total segment	69.2	7.0	3.4	4.1
Less: CWI - 50%	(33.2)	(5.3)	—	—
Total Consolidated	$36.0	$1.7	$3.4	$4.1

Original Equipment Manufacturer Segment

Revenue for the three and six months ended June 30, 2021 was $53.1 million and $95.8 million, respectively, compared with $19.1 million and $53.4 million for the three and six months ended June 30, 2020. Revenue for the OEM business segment increased by $34.0 million and $42.4 million, respectively. The increase during the current quarter was mainly due to the recovery of light-duty OEM sales volumes, an increase in sales volumes of HPDI product and higher engineering service revenue during the current quarter. The impact of COVID-19 was significant in the prior year period, which was impacted by plant shutdowns combined with lower light-duty OEM sales to German and Russian OEMs. We expect to see continued growth in the heavy-duty business and improvements in the light-duty OEM business in the second half of the year.

Independent Aftermarket Segment

Revenue for the three and six months ended June 30, 2021, was $31.6 million and $65.3 million, respectively, compared with $16.9 million and $49.8 million for the three and six months ended June 30, 2020. Revenue for the IAM business segment increased by $14.7 million and $15.5 million, respectively, mainly due to the recovery of sales volumes during the current quarter as compared to the COVID-19 related shutdowns in the second quarter of 2020. Continued improvement in the market demand for our aftermarket products is expected in the second half of the year, but our revenue outlook is tempered by the ongoing global shortage of semiconductors which could impact our IAM business.

CUMMINS WESTPORT INC.

Revenue for the three and six months ended June 30, 2021 for the Cummins Westport Inc. ("CWI") joint venture, was $90.2 million and $172.5 million, compared to $66.4 million and $143.1 million for the three and six months ended June 30, 2020, respectively. Unit sales for the three and six months ended June 30, 2021, were 2,005 and 3,878 compared to 1,352 and 2,865 for the three and six months ended June 30, 2020. The increase in unit sales in the three months ended June 30, 2021, is a result of a return to normal operating conditions following disruptions due to the COVID-19 pandemic in the second quarter of 2020. The six months ended June 30, 2021 unit sales were higher compared to the six months ended June 30, 2020, reflecting the impact of OEM factory shutdowns in April and May 2020 in response to the COVID-19 pandemic. Parts revenue for CWI increased to $28.0 million for the three months ended June 30, 2021, from $24.9 million for the three months ended June 30, 2020. Parts revenue for the six months ended June 30, 2021 was consistent compared to the prior-year period.

CUMMINS WESTPORT HIGHLIGHTS
			Over / (Under) %			Over / (Under) %
($ in millions, except unit amounts)	2Q21	2Q20		1H21	1H20
Units	2,005	1,352	48%	3,878	2,865	35%
Revenue	$90.2	$66.4	36%	$172.5	$143.1	21%
Gross Margin	22.3	18.2	23%	43.4	39.8	9%
Gross Margin %	25%	27%	—	25%	28%	—
Operating Expenses	4.5	7.5	(40)%	8.4	15.7	(47)%
Operating Income	$17.8	$10.7	67%	$34.9	$24.1	45%
WFS 50% Interest	7.9	4.2	89%	14.4	9.5	51%

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view WFS financials for the second quarter ended June 30th, 2021, please visit https://investors.wfsinc.com/financials/

LIVE CONFERENCE CALL & WEBCAST

WFS has scheduled a conference call for Friday, August 6th, 2021, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the WFS website at https://investors.wfsinc.com/

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the passcode 6662. The telephone replay will be available until August 13th, 2021. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), the impact of COVID-19 and ongoing semiconductor shortages on our business, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, access to required semiconductors, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of COVID-19 and the ongoing semiconductor shortage as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Christine Marks
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and are not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES
($ in millions)	2Q20	3Q20	4Q20	1Q21	2Q21
Three months ended
Net income (loss)	$3.0	$0.8	$4.1	$(3.1)	$17.2

Income tax expense (recovery)	1.6	(0.6)	1.2	0.3	(8.1)
Interest expense, net	1.2	1.3	4.0	1.2	1.1
Depreciation and amortization	3.4	3.4	3.8	3.5	3.7
EBITDA	9.2	4.9	13.1	1.9	13.9

Stock based compensation	0.6	0.9	0.3	0.1	0.5
Unrealized foreign exchange (gain) loss	(3.6)	(2.3)	(5.3)	0.7	(2.3)
Asset impairment	—	0.5	—	—	—
Bargain purchase gain	—	—	—	—	(5.9)
Adjusted EBITDA	$6.2	$4.0	$8.1	$2.7	$6.2

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
June 30, 2021 and December 31, 2020

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$160,711	$64,262
Accounts receivable	92,656	90,467
Inventories	69,687	51,402
Prepaid expenses	7,974	11,767
Short-term investment	10,983	—
Total current assets	342,011	217,898
Long-term investments	3,288	13,954
Property, plant and equipment	59,931	57,507
Operating lease right-of-use assets	31,820	27,962
Intangible assets	10,331	11,784
Deferred income tax assets	12,017	2,140
Goodwill	3,287	3,397
Other long-term assets	11,584	11,621
Total assets	$474,269	$346,263
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$97,057	$84,599
Current portion of operating lease liabilities	4,731	4,476
Short-term debt	12,225	23,445
Current portion of long-term debt	17,303	16,302
Current portion of long-term royalty payable	5,657	7,451
Current portion of warranty liability	11,375	10,749
Total current liabilities	148,348	147,022
Long-term operating lease liabilities	26,871	23,486
Long-term debt	39,554	45,651
Long-term royalty payable	3,944	8,591
Warranty liability	7,536	8,187
Deferred income tax liabilities	3,459	3,250
Other long-term liabilities	6,340	6,017
Total liabilities	236,052	242,204
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
168,801,162 (2020 - 144,069,972) common shares issued and outstanding	1,238,856	1,115,092
Other equity instruments	7,773	7,671
Additional paid in capital	11,516	11,516
Accumulated deficit	(991,590)	(1,005,679)
Accumulated other comprehensive loss	(28,338)	(24,541)
Total shareholders' equity	238,217	104,059
Total liabilities and shareholders' equity	$474,269	$346,263

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue	$84,701	$35,964	$161,144	$103,187
Cost of revenue and expenses:
Cost of revenue	68,958	23,775	132,384	86,723
Research and development	7,500	4,090	14,212	9,890
General and administrative	9,233	6,109	18,523	12,741
Sales and marketing	3,721	2,378	6,652	5,703
Foreign exchange (gain) loss	(2,333)	(3,626)	(1,602)	3,269
Depreciation and amortization	1,454	1,511	2,964	3,007
Gain on sale of assets	(146)	—	(146)	—
	88,387	34,237	172,987	121,333
Income (loss) from operations	(3,686)	1,727	(11,843)	(18,146)

Income from investments accounted for by the equity method	8,063	4,121	14,640	9,488
Interest on long-term debt and accretion on royalty payable	(1,308)	(1,467)	(3,057)	(3,019)
Bargain purchase gain from acquisition	5,856	—	5,856	—
Interest and other income, net of bank charges	183	174	730	259
Income (loss) before income taxes	9,108	4,555	6,326	(11,418)
Income tax expense (recovery)	(8,121)	1,565	(7,763)	881
Net income (loss) for the period	17,229	2,990	14,089	(12,299)
Other comprehensive income (loss):
Cumulative translation adjustment	(1,643)	(633)	(3,797)	(464)
Comprehensive income (loss)	$15,586	$2,357	$10,292	$(12,763)

Income (loss) per share:
Net income (loss) per share - basic and diluted	$0.11	$0.02	$0.09	$(0.09)
Weighted average common shares outstanding:
Basic	153,149,575	136,564,290	150,154,552	136,496,757
Diluted	156,791,634	146,323,733	153,796,611	136,496,757

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2021 and 2020

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cash flows from (used in) operating activities:
Net income (loss) for the period	$17,229	$2,990	$14,089	$(12,299)
Items not involving cash:
Depreciation and amortization	3,703	3,402	7,176	6,771
Stock-based compensation expense	539	617	623	1,241
Unrealized foreign exchange (gain) loss	(2,333)	(3,626)	(1,602)	3,269
Deferred income tax	(9,485)	1,458	(9,675)	(683)
Income from investments accounted for by the equity method	(8,063)	(4,121)	(14,640)	(9,488)
Interest on long-term debt and accretion on royalty payable	1,308	1,467	3,057	3,019
Change in inventory write-downs to net realizable value	124	381	322	64
Bargain purchase gain from acquisition	(5,856)	—	(5,856)	—
Change in bad debt expense	(74)	214	(26)	252
Gain on sale of assets	(146)	—	(146)	—
Net cash from (used) before working capital changes	(3,054)	2,782	(6,678)	(7,854)

Changes in non-cash operating working capital:
Accounts receivable	(11,839)	4,042	(5,042)	4,618
Inventories	(5,068)	(4,329)	(11,943)	(8,056)
Prepaid and other assets	2,514	(919)	6,356	(1,559)
Accounts payable and accrued liabilities	13,584	(9,623)	10,241	(16,820)
Deferred revenue	(3,953)	(471)	(3,953)	1,030
Warranty liability	(907)	(534)	(287)	9,781
Net cash used in operating activities of continuing operations	(8,723)	(9,052)	(11,306)	(18,860)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(1,200)	(1,562)	(2,862)	(3,186)
Sale of short-term investments, net	284	—	600	—
Acquisition, net of acquired cash	(5,948)	—	(5,948)	—
Dividends received from joint ventures	6,395	3,420	14,273	9,243
Net cash from investing activities of continuing operations	(469)	1,858	6,063	6,057
Cash flows from (used in) financing activities:
Payments under short and long-term facilities	(16,194)	(7,176)	(39,415)	(18,893)
Drawings on operating lines of credit and long-term facilities	21,393	10,996	25,998	22,066
Payment of royalty payable	(7,451)	(5,948)	(7,451)	(5,948)
Proceeds from share issuance, net	107,922	—	120,727	—
Net cash from (used in) financing activities	105,670	(2,128)	99,859	(2,775)
Effect of foreign exchange on cash and cash equivalents	4,487	(842)	1,833	(1,506)
Increase (decrease) in cash and cash equivalents	100,965	(10,164)	96,449	(17,084)
Cash and cash equivalents, beginning of period (including restricted cash)	59,746	39,092	64,262	46,012
Cash and cash equivalents, end of period (including restricted cash)	$160,711	$28,928	$160,711	$28,928